UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*
DEERFIELD CAPITAL CORP.
(Name of issuer)
COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of class of Securities)
244331 302
(CUSIP Number)
Robert J. Reynolds, 222 E. Wisconsin Ave., Suite 201, Lake Forest, IL 60045,   (847) 482-0007
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 13, 2008
(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(3), 240.1d-1(f) or 240.13d-1(g), check the following box. ☐
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	244331 302	Page	2	of	3	Pages

1	NAME OF REPORTING PERSON Robert J. Reynolds

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF—personal funds

5	NO DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		360,000 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		360,000 shares

	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

360,000 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

5.53%

14	TYPE OF REPORTING PERSON

IN—individual

CUSIP No.	244331 302	Page	3	of	3	Pages
Item 1. Security and Issuer.
Common Stock
Deerfield Capital Corp.
6250 North River Road
Rosemont, IL 60018
Item 2. Identity and Background.
(a) Name.
Robert J. Reynolds
(b) Business address.
c/o Loyola Capital Management LLC
222 East Wisconsin Avenue, Suite 201
Lake Forest, IL 60045
(c) The reporting person is self-employed. He is the sole principal of Loyal Capital Management LLC, an investment management company, the address of which is 222 East Wisconsin Avenue, Suite 201, Lake Forest, IL 60045.
(d) In the last five years, the reporting person has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding.
(e) See above (d).
(f) The reporting person is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.
The source of funds for this investment was the personal assets of the reporting person.
Item 4. Purpose of Transaction.
Capital gains from increases in the price of the issuer’s common stock.
Item 5. Interest in Securities of the Issuer.
(a) The reporting person beneficially owns 360,000 shares of the issuer’s common stock, which the reporting person believes to be 5.53% of the outstanding shares of such stock as of the date of this filing, based on the issuer’s most recently available filings with the Commission.
(b) The reporting person has sole power to vote and to dispose of the shares specified in Item 5(a).
(c) The reporting person effected the following transactions, on the New York Stock Exchange, in the issuer’s common stock during the 60 days preceding this filing.

10-13-08	100,000 shares	$0.45/share
10-14-08	9,409 shares	$0.44/share
10-15-08	158,850 shares	$0.465/share
10-16-08	12,741 shares	$0.50/share
10-20-08	8,000 shares	$3.95/share

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
None.
Item 7. Material to be Filed as Exhibits.
N/A

SIGNATURE.
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Robert J. Reynolds Robert J. Reynolds
October 23, 2008
     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention—Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).